UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

PAR PACIFIC HOLDINGS, INC.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

69888T207
(CUSIP Number)

Mark Strefling
Whitebox Advisors LLC
3033 Excelsior Boulevard
Suite 300
Minneapolis, MN 55416
(612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,562,725 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,562,725 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,562,725 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*
Percent of class is calculated based on 41,163,845 shares of Common Stock issued and outstanding as of August 25, 2016 as reported in the Issuer's prospectus for Transferable Subscription Rights and Shares of Common Stock filed on August 26, 2016, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,562,725 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,562,725 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,562,725 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*
Percent of class is calculated based on 41,163,845 shares of Common Stock issued and outstanding as of August 25, 2016 as reported in the Issuer's prospectus for Transferable Subscription Rights and Shares of Common Stock filed on August 26, 2016, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,177,369 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,177,369 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,177,369 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*
Percent of class is calculated based on  41,163,845 shares of Common Stock issued and outstanding as of August 25, 2016 as reported in the Issuer's prospectus for Transferable Subscription Rights and Shares of Common Stock filed on August 26, 2016, and 159,582 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

EXPLANATORY NOTE: This Amendment No. 9 to Schedule 13D ("Amendment No. 9") relates to the common stock, $0.01 par value per share (the "Common Stock") of Par Pacific Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at One Memorial Plaza, 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 9 amends and supplements, as set forth below, the Schedule 13D filed by Whitebox Advisors LLC and certain related parties (the "Reporting Persons") with respect to the Issuer on September 11, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 3, 2013, Amendment No. 3 to the Original Schedule 13D filed on August 27, 2014, Amendment No. 4 to the Original Schedule 13D filed on April 23, 2015, Amendment No. 5 to the Original Schedule 13D filed on August 3, 2015, Amendment No. 6 to the Original Schedule 13D filed on December 8, 2015, Amendment No. 7 to the Original Schedule 13D filed on June 21, 2016 and Amendment No. 8 to the Original Schedule 13D filed on August 15, 2016 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended and supplemented as follows:
See Item 4 for a description of the acquisition of the Rights (as defined in Item 4).  No borrowed funds were used to purchase the Rights.
In addition to the acquisition of the Notes, certain WA Private Funds acquired additional Notes (the "Additional Notes") in open market transactions.  No borrowed funds were used to purchase the Additional Notes, other than any borrowed funds used for working capital purposes in the ordinary course of business.  The source of the funds used to purchase the Notes were capital contributions made to the WA Private Funds.
Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is amended and supplemented as follows:
The Issuer conducted a rights offering and issued, at no charge, one transferable subscription right (the "Rights") with respect to each share of Common Stock outstanding as of the close of business on August 25, 2016 (the "Rights Offering").  Holders of Rights, including the Reporting Persons, are entitled to purchase 0.099 shares of Common Stock for each subscription right held at an exercise price of $12.25 per whole share.  The summary of the Rights Offering set forth above does not purport to be complete and is qualified in its entirety by reference to the prospectus for Transferable Subscription Rights and Shares of Common Stock Issuable Upon Exercise of Transferable Subscription Rights filed by the Issuer on August 26, 2016, which is being filed as Exhibit 99.33 and is incorporated by reference.
The WA Private Funds, including WMP have sold certain of their Common Stock.  The sales are set forth in Exhibit 99.34.
See Item 3 for a description of the acquisition of the Additional Notes.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a)            See Items 11 and 13 of the cover pages to this Amendment No. 9 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of September 13, 2016. Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 41,163,845 shares of Common Stock outstanding as of August 25, 2016 as reported in the Issuer's prospectus for Transferable Subscription Rights and Shares of Common Stock filed on August 26, 2016.  For purposes of these calculations the following number of Common Stock have been included in the number of shares of Common Stock outstanding for the respective Reporting Person(s): (i) the 345,135 shares of Common Stock issuable upon exercise of the Warrants over which WA and WB GP have indirect beneficial ownership; and (ii) the 159,582 shares of Common Stock issuable upon the exercise of the Warrants over which WMP has beneficial ownership.

(b)            See Items 7 through 10 of the cover pages to this Amendment No. 9 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of September 13, 2016 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
(c)            The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit 99.34.  All transactions were conducted in the open market.
(d)            No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
(e)            Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended and supplemented as follows:
RIGHTS OFFERING
See Item 4 above for a description of the Rights Offering.Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is amended and supplemented as follows.
Exhibit No.	Description

99.33
Issuer's prospectus for Transferable Subscription Rights and Shares of Common Stock Issuable Upon Exercise of Transferable Subscription Rights incorporated herein by reference to the prospectus filed by the Issuer on August 26, 2016.

99.34	Schedule of Transactions in the Common Stock by the Reporting Persons
99.35	Amended and Restated Joint Filing Agreement, dated September 13, 2016, among the Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  September 13, 2016
WHITEBOX ADVISORS LLC
By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX GENERAL PARTNER LLC
By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.
By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Operating Officer

EXHIBIT 99.34
SCHEDULE OF TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS
Schedule of Transactions in Common Stock by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
9/7/2016	Common Stock	N/A	216,700	$12.4700
9/8/2016	Common Stock	N/A	195,555	$13.4440
9/8/2016	Common Stock	N/A	33,974	$13.5070
9/9/2016	Common Stock	N/A	75,000	$13.3900
9/9/2016	Common Stock	N/A	47,504	$13.4100
9/12/2016	Common Stock	N/A	9,700	$13.2199
9/12/2016	Common Stock	N/A	50,000	$13.1575

Schedule of Transactions in Common Stock by Whitebox Multi-Strategy Partners, L.P.

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
9/8/2016	Common Stock	N/A	81,764	$13.4440
9/8/2016	Common Stock	N/A	14,204	$13.5070
9/9/2016	Common Stock	N/A	31,357	$13.3900
9/9/2016	Common Stock	N/A	19,862	$13.4100
9/12/2016	Common Stock	N/A	4,056	$13.2199
9/12/2016	Common Stock	N/A	20,907	$13.1575

EXHIBIT 99.35
AMENDED AND RESTATED JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agrees to file jointly Amendment No. 9 (and any subsequent amendments) to the statement on Schedule 13D with respect to the shares of common stock, $0.01 par value, of Par Pacific Holdings, Inc.
It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate. It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Amendment No. 9 to the statement on Schedule 13D, and to any subsequent amendments thereto, filed on behalf of the parties hereto.
Date:  September 13, 2016
WHITEBOX ADVISORS LLC
By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX GENERAL PARTNER LLC
By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.
By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Operating Officer